Exhibit XXIV

EIB Group Update on COVID-19

In response to the COVID-19 pandemic, the European Investment Bank (the “EIB”) and the European Investment Fund (the “EIF” and together, the “EIB Group”) continue to work on a variety of supportive measures and programs to help counter and alleviate the effects of the COVID-19 pandemic both within the European Union (the “EU”) and outside of the EU’s borders. In the health sector, the supportive measures and programs mainly focus on immediate health-related emergencies, the development of a cure and of a vaccine and various solutions to help contain the spread of the virus.  In the economic sphere, the focus of supportive measures and programs is on the multiple economic challenges caused by the COVID-19 pandemic, which are having a profound impact on businesses and the economy as a whole.

As part of its response to the economic effects of the COVID-19 pandemic, the EIB has decided to make a number of supportive measures available to its clients in certain circumstances, which include, among other things, (i) the temporary easing (including waivers) of financial covenants and other key clauses, (ii) the re-profiling of cash flows by setting new repayment schedules or the temporary standstill of repayment obligations, and (iii) certain other complementary supportive measures, such as the signing of new contracts, accelerating loan disbursements and increasing amounts lent to borrowers. The EIB is assessing requests for such measures on a case-by-case basis within the limits of certain specific conditions. These measures are intended to be extended to clients who are temporarily affected by the economic effects of the COVID-19 pandemic but who are not experiencing any structural financial difficulties or solvency issues and are considered to be a going concern at the time of granting such measures. If, as a result of the assessment, a client does not meet these requirements or the EIB identifies risks for the long-term sustainability of the client’s business model, it will consider any other appropriate measures and, if necessary, follow the EIB’s standard restructuring processes.

Furthermore, to enable the EIB Group to scale up its response to the economic effects of the COVID-19 pandemic, on May 26, 2020, the EIB’s Board of Directors approved the creation of the “Pan-European Guarantee Fund in response to COVID-19” (the “Guarantee Fund”), a temporary guarantee fund with a focus on supporting financing for SMEs. Each EU Member State is eligible to participate in the Guarantee Fund with a contribution, pro rata to its share in the EIB’s subscribed capital, taking the form of an irrevocable, unconditional and first demand guarantee, which will cover any potential losses and related costs, incurred in the implementation of operations supported by the Guarantee Fund, in an amount not to exceed the level of its participation in the Guarantee Fund. Contributions from EU institutions or institutions created by EU Member States are also eligible. The Guarantee Fund has a targeted amount of EUR 25 billion in the event that all EU Member States participate. The Guarantee Fund was formally established on August 24, 2020. As of the date hereof, EU Member States accounting for approximately 97% of the EIB’s subscribed capital are participating in the Guarantee Fund.

Both the EIB and the EIF will execute transactions in connection with the Guarantee Fund, which are expected to focus on high risk operations. As part of the structure of the Guarantee Fund, the EIB will make available uncollateralized liquidity credit facilities to each of the participating EU Member States, which will be used solely for the temporary financing of payments owed to the EIB pursuant to the first demand guarantee in the event that funds to cover such payments are not available from other finance sources of those EU Member States under the structure of the Guarantee Fund. The EIB will also provide funding for certain operations of the Guarantee Fund. The Guarantee Fund is temporary in nature and operations may be submitted for approval until December 31, 2021, which deadline could be extended by six months if at least 50% of the contributors representing 80% of the contributions consent. Any further prolongation would be subject to the unanimous agreement of all contributors.

Despite the general context of uncertainty in the global financial markets due to the COVID-19 pandemic, the EIB Group currently continues to maintain a robust liquidity position and flexibility to access the necessary liquidity resources mainly as a result of its prudent approach to liquidity management. Moreover, in general, the quality of the EIB’s loan portfolio currently remains high as it relies on a risk management strategy based on adequate levels of security and guarantees, as well as standard protective clauses included in its loan agreements. While it is difficult at this stage to quantify the ultimate impact of the economic effects of the COVID-19 pandemic on the EIB, certain value adjustments and impairments for potential losses in respect of the EIB’s loan portfolio have been reflected, as applicable, in the unaudited condensed semi-annual financial statements as of June 30, 2020 and for the six-month period then ended, which have been included in Exhibit XII of the Form 18-K/A filed with the U.S. Securities and Exchange Commission on August 10, 2020. The EIB Group continues to monitor the situation closely, including the impact of the COVID-19 pandemic on its loan portfolio. In the context of national, EU and international measures taken in response to the COVID-19 pandemic, the EIB Group may also consider and implement additional or increased supportive measures and programs.